Mail Stop 3561

May 27, 2010

Craig Carlock
Chief Executive Officer
Fresh Market, Inc.
628 Green Valley Road, Suite 500
Greensboro, North Carolina 27408

   Re: **Fresh Market, Inc.**
       Registration Statement on Form S-1
       Filed May 3, 2010
       File No. 333-166473

Dear Mr. Carlock:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. In this regard, please disclose a bona fide price range of the offered securities, indicate the number of shares to be offered by the selling stockholders and provide all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A as soon as practicable. Please refer to Item 501(b) of Regulation S-K and include this information prior to any distribution of the preliminary prospectus. Also, please allow us sufficient time to review your complete disclosure prior to any request for effectiveness. Please note that we may have additional comments once we have reviewed that information.

2. Prior to the effectiveness of the registration statement, please have a representative of the Financial Industry Regulatory Authority call us to confirm that it has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering.

3. Prior to the effectiveness of the registration statement, please have a representative of the NASDAQ Global Market call us to confirm that your common stock has been approved for listing.

4. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Prospectus Summary, page 1

5. We note your indication at the outset of this discussion that "[t]his summary is not complete and does not contain all of the information you should consider before investing in our common stock." Please revise this paragraph and include any information necessary to make clear that the summary is a brief overview of the key aspects of the offering.

6. Please also delete the second paragraph since the referenced terms are clear from their context.

7. Further, please note that the summary is intended to provide only a brief overview of the key aspects of the offering. Currently, your summary is too long and repeats much of the information more appropriately discussed elsewhere in your document, including information found in your Risk Factors and Business sections. Please refer to Instruction to Item 503(a) of Regulation S-K.

Our Competitive Strengths, page 2

8. Please balance the discussion of your strengths with any weaknesses or challenges that you face. Please also apply this comment to your competitive strength discussion located in your "Business" section.

Risk Factors, page 9

9. In the introductory paragraph, please remove any statement indicating that the risk factors listed below are not all-inclusive and that additional risks that you currently deem immaterial or risk factors discussed elsewhere in your prospectus could materially adversely affect your business. All material risks should be described in this section. If risks are not deemed material, they should not be referenced.

<u>We are substantially dependent…, page 13</u>

10. Please include a cross reference to your "Sourcing and Distribution" section on page 53 for further information on your third-party service provider.

<u>The loss of key employees could negatively affect our business, page 14</u>

11. Please identify the key employees that you refer to in this risk factor or include a cross reference to and provide such information in an appropriate section of your prospectus.

<u>Future sales…, page 17</u>

12. In the second and third paragraphs, please revise to discuss the material terms and/or conditions and delete references to "certain conditions" or "certain exceptions." References of this type are not informative to persons unfamiliar with the described transaction. This comment applies to similar descriptions throughout your document.

<u>Capitalization, page 25</u>

13. Please revise the table to show "actual" and "as adjusted" capitalization together with footnotes that explain the adjustments to derive "as adjusted" amounts. The adjustments to derive "as adjusted" amounts should also reflect dividends expected to be paid as a final distribution resulting from the termination of your S-corporation status. In addition, please revise to show the components of stockholders' equity and include an adjustment to show undistributed S-corporation earnings, if any, as additional paid in capital in the "as adjusted" amounts. Please refer to ASC 505-10-S99-3 and ASC 855-10-S99-1.

<u>Selected Financial Data, page 26</u>

14. Please include income per common share and dividends declared per common share as required by Item 301 of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results…, page 28</u>

15. We note your general discussion about certain factors and trends that may affect your Sales and Comparable Store Sales. Please expand this section to discuss, or discuss in another section of your Management's Discussion & Analysis section, whether any of these factors and trends have or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, we note your disclosure on page 29 that a number of factors including economic conditions, the level of disposable consumer income, consumer debt, interest rates and consumer confidence influence your sales. Please discuss how the current economic environment has actually affected your business, results of operations and

prospects for future growth and disclose any actions you intend to take to mitigate any impact. Please refer to Item 303 of Regulation S-K and Release No. 33-8350. Please address the above example, but realize that this is only one example and not an exhaustive list of the revisions you should make.

Results of Operations, page 31

16. Please quantify in dollars the effect of changes in sales attributable to non-comparable stores and comparable stores in your discussion and analysis of sales on pages 33 and 34. In addition, please quantify the decrease in the number of customer transactions and the average customer transaction size for each period presented.

17. In circumstances where you describe more than one reason for a significant change in gross profit and/or expenses between periods, please quantify the incremental impact of each factor on the overall change. For example, you should quantify the impact of:

- higher or lower product costs and changes in supplies, store occupancy and utilities costs and distribution costs in your discussions and analysis of gross profit; and

- changes in compensation costs and store-level labor expense, broad-based cost savings measures and the write-offs related to unamortized leasehold improvements and equipment dispositions in connection with relocated stores in your discussions and analysis of selling, general and administrative expenses.

Liquidity and Capital Resources, page 35

Investing Activities, page 36

18. Please include a discussion of proceeds from sale of property and equipment for the earliest year reported.

Financing Activities, page 37

19. We note the increased use of your revolving credit note in 2009. Please briefly describe in this section the reasons behind your increased use of your credit note.

Contractual Obligations, page 38

20. If material, please quantify common area maintenance charges, insurance and taxes excluded from operating lease obligations in footnote (3) to the table. Please refer to Item 303(a)(5) of Regulation S-K.

Changes in and Disagreements with Accountants on Accounting…, page 39

21. Please disclose the date Grant Thornton was actually dismissed and the date Ernst & Young LLP was actually engaged. Please refer to paragraphs (a)(1)(i) and (a)(2) of Item 304 of Regulation S-K.

22. Please revise your disclosure in the second paragraph to clarify, if true, that there were no disagreements with Grant Thornton during the two most recent fiscal years and any subsequent interim period preceding the firm's dismissal. Otherwise, disclose any disagreements that occurred during any subsequent interim period preceding the dismissal of Grant Thornton. Similarly revise your disclosure regarding reportable events in the last sentence of the paragraph. Please refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

23. Please disclose whether the audit or similar committee of the board of directors, or the board of directors, discussed the material weaknesses in your internal control over financial reporting with Grant Thornton. Please also disclose whether you authorized Grant Thornton to respond fully to the inquiries of Ernst & Young LLP concerning the material weaknesses and, if not, describe the nature of any limitation thereon and the reasons therefore. Please refer to paragraph (a)(1)(v) of Regulation S-K.

Critical Accounting Policies, page 40

Share-based Compensation, page 43

24. Please tell us whether the valuation used to update the fair value of options granted subsequent to the initial grant and at the end of the reporting period was contemporaneous or retrospective and whether it was performed by an unrelated third party. In addition, since the valuation used to determine the fair value of options at the initial grant date was not contemporaneous, please provide the following additional disclosures:

- A more detailed discussion of the significant factors, assumptions and methodologies used in determining fair value;

- A discussion of each significant factor contributing to the difference between the fair value as of the date of grant and end of the reporting period and the estimated IPO price;

- If applicable, the reason management chose not to obtain a contemporaneous valuation at each grant date and at the end of the reporting period by an unrelated valuation specialist.

25. Please tell us the factors you considered in determining the size of the marketability discount, including company-specific, industry-related and economy-related factors. Please also explain to us how you assessed the probability of a triggering event and why you believe that the marketability discount is reasonable under the circumstances.

Business, page 45

Our Growth Strategy, page 47

Increase our highly-attractive operating margins, page 48

26. Please provide us the basis for your belief that you have "highly-attractive operating margins."

27. Please provide us the basis for your belief that you have the opportunity to pursue new pricing and promotional strategies that will improve your margins.

Industry Overview and Trends, page 48

28. We note that you reference several reports by various entities throughout this section. Please provide copies of these documents to us, appropriately marked and dated, to highlight the information relied upon and cross referenced to your prospectus. Further, please tell us whether these reports and articles are publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources. We may have further comments once we examine your response, your revisions, and the marked sources you provide us.

Employees, page 56

29. Please indicate the number of full and part-time employees you employ.

Management, page 58

Board of Directors, page 59

Board Composition, page 59

30. Please identify and provide the information required by Item 401 of Regulation S-K for the persons you intend to have on the board upon completion of this offering.

Compensation Discussion and Analysis, page 63

How have compensation decisions historically been made, and how…page 63

31. We note that you have recently implemented a non-qualified deferred compensation plan. Please describe the material aspects of this plan.

How were base salaries determined?, page 64

32. We note that Messrs. Carlock Jones and Kelley received salary increases as a result of job promotions. Please briefly describe these job promotions and disclose the amount their salary increased as a result of their promotions.

33. You state that Mr. Crane received a modest salary increase in recognition of improved company performance. Briefly describe what you mean by "improved company performance."

How was annual bonus compensation determined?, page 64

34. Please expand this section to discuss the individual and company performance factors that the board of directors took into consideration when awarding annual bonus compensation. Also, we note the use of the word "among other factors." Please confirm, if true, that your use of this phrase is intended to convey that other factors were considered that, relatively speaking, were immaterial and that you have otherwise disclosed the material factors the board of directors considered in awarding bonuses. Alternatively, revise to remove this phrase and discuss all material factors.

35. Please disclose why you awarded an additional $711,140 discretionary bonus to Mr. Crane in lieu of certain stock options including the manner in which the decision was made to issue the payment versus the stock options. Please confirm if the "certain stock options" you are referring to are the same stock options awarded to other officers by Mr. Ray Berry. If not, please describe the basis for awarding Mr. Crane these stock options.

What types of long-term compensation did the named executive officers…, page 65

36. Please describe in greater detail your Shadow Equity Bonus Awards program. In this regard, please discuss when an officer makes the election to choose between an immediate cash award or receives a Shadow Equity Bonus Award and how the cash award differs from award a Shadow Equity Bonus Award. Also, please describe how the Shadow Equity Bonus base amount is set.

Did the named executive officers participate in a severance plan?, page 66

37. Please clarify whether they will participate in such a plan subsequent to this offering. If so, please discuss the terms and file the plan as an exhibit to this registration

statement. Please also clarify similarly your employment agreement and change of control question on this page.

Revolving Loans, page 72

38. In the second paragraph, please indicate whether any indebtedness was outstanding since December 31, 2008. If so, provide similar information as that provided in the first paragraph of this section. In this regard, please reconcile the information with Note 14 of the financial statements.

Description of Capital Stock, page 76

Common Stock, page 76

39. On page 76 you state that your outstanding shares of common stock are validly issued, fully paid and non-assessable. This is a legal conclusion that only a registrant's counsel may make. Please revise to clarify, if true, that this is counsel's conclusion. You should also identify counsel and refer readers to the legality opinion.

Blank Check Preferred Stock, page 76

40. We note your statement that "[t]he issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things..." Please confirm, if true, that your use of "among other things" is meant to convey that, relatively speaking, the rights of common stockholder that may be affected and not discussed are immaterial and that you have otherwise disclosed the material rights of common stockholders that may be affected. Alternatively, revise to remove this phrase and discuss all material rights that may be affected.

Revolving Credit Facility, page 80

41. Please indicate the interest rate for the outstanding borrowings in the last paragraph.

Underwriting, page 86

42. Please revise your underwriting discounts table to disclose the total amount of discount to be paid for each security and in total. Please refer to Item 508(e) of Regulation S-K.

43. We note your statement on page 86 that underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. Please identify which principal underwriters intend to sell to accounts over which it exercises discretionary authority. Please refer to Item 508(j) of Regulation S-K.

Financial Statements

44. Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective or expected mailing date. Please refer to Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-3

45. Please tell us why the report refers to a balance sheet which is not included in the financial statements.

Balance Sheets, page F-4

46. Please revise the pro forma presentation to include dividends expected to be paid as a final distribution resulting from the termination of your S-corporation status and an adjustment to show undistributed S-corporation earnings, if any, as additional paid in capital. Please refer to ASC 505-10-S99-3 and ASC 855-10-S99-1.

Note 3. Long-Term Debt, page F-14

47. Please describe restrictions on the payment of dividends contained in the covenants of the revolving credit agreement, and the amount of retained earnings or net income restricted or free of restriction as of the most recent audited balance sheet date. Please refer to ASC 235-10-S99-1(e).

Note 8. Employee Benefits, page F-18

Shadow Equity Bonus Plan, page F-18

48. Please tell us how you accounted for the retention bonus awards and related termination and the basis in GAAP for your accounting treatment. Please also tell us the terms of the terminations of the retention bonus awards and shadow equity bonus awards and whether you recognized any net expense related to terminated bonus awards.

Note 9. Share-based Compensation, page F-19

49. Please provide the following additional disclosures:

- For each grant date, the per-share fair value of your common stock and the intrinsic value, if any, per option;

- The intrinsic value of outstanding options at the most recent balance sheet date;

- Whether the valuation used to determine the fair value of options on each grant date and as of the most recent balance sheet date was contemporaneous or retrospective; and

- If the valuation was performed by a related party, please disclose that fact.

Part II. Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

(a) Exhibits, page II-2

50. Please file all required exhibits, including the underwriting agreement and the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

51. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided schedules and/or exhibits to the following material agreements Exhibit 10.2 – Credit Agreement, dated as of February 27, 2007. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements.

Item 17. Undertakings, page II-3

52. The undertakings required by Item 512(a)(6) of Regulation S-K apply to primary offerings of securities and are not limited to offerings made pursuant to Rule 415 under the Securities Act of 1933. Please see Rule 430C(d) of Regulation C and Securities Act Rules, Compliance and Disclosure Interpretation, Section 229. Rule 430C — Prospectus in a Registration Statement Pertaining to an Offering Other Than Pursuant to Rule 430A or Rule 430B After the Effective Date, Question 229.01, available on our website at www.sec.gov; and the discussion at Section IV.B of Securities Offering Reform, Release No. 33-8591 (July 19, 2005). Please revise your filing to include those undertakings.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Craig F. Arcella
        Cravath, Swaine, & Moore LLP
        Via facsimile